CHR HANSEN

Chr. Hansen, Inc.
9015 West Maple Street
Milwaukee, WI 53214-4298
Telephone: 414-607-5700
Fax: 414-607-5959

September 15, 2005

SENT BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
Judiciary Plaza - 450 Fifth Street, NW
Washington, D.C. 20549

Re: Communication File Number is 82-34732

Dear Sir or Madam:

Chr. Hansen Holding A/S (the "Corporation"), is an aktieselskab organized under the laws of Denmark with securities listed for exchange on the Copenhagen Stock Exchange. Chr. Hansen, Inc. is a wholly-owned, U.S. based subsidiary of the Corporation. By means of this letter, we are furnishing the following information pursuant to Commission Rule 12g3-2(b)(1)(iii) on behalf of the Corporation:

- 07/05/05 – *Nine-Month Report (Q3) 2004/05 for the Chr. Hansen Group*
- 07/06/05 – *Chr. Hansen Announces Winner of Explore 2005 RFP Program*
- 07/18/05 – *Chr. Hansen Obtains Final EU Registration of BioPlus® 2B for Calves*
- 07/19/05 – *Chr. Hansen Is Co-Organizer of the First International Seminar on Microbials in Animal Nutrition*
- 07/21/05 – *Chr. Hansen Will Give Three "How To" Formulation Talks at Upcoming Prepared Foods R&D Conference*
- 07/29/05 – *The Sale of the Ingredients Business Chr. Hansen to PAI Partners is Now Closed*
- 08/10/05 – *Chr. Hansen Introduces Organic Ingredient Portfolio*
- 08/16/05 – *Cash Settlement of Warrants in Chr. Hansen Holding A/S*
- 08/17/05 – *Chr. Hansen Focuses on Evolving Process Cheese Market with New Marketing Director Appointment*

dlw 9/19

CHR HANSEN

Office of International Corporate Finance
September 15, 2005
Page 2

- 08/18/05 – *Novel Silage Inoculant to Improve the World's Largest Fermentation Process*

- 08/30/05 – *Control and Flavor for High Alcohol Reds*

- 09/01/05 – *The World's Largest Dairy Culture Factory Opens in France*

- 09/15/05 – *Probiotics: 2nd Generation Products Will Expand Market*

This will confirm, as contemplated by Commission Rule 12g3-2(b)(5), that the furnishing of this information shall not constitute an admission by the Corporation that it is subject to the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation's Communication file number is 82-34732.

If you have any questions or comments in connection with the enclosed materials, please contact the undersigned at the number and address indicated above. To confirm your receipt of the enclosed materials, please file stamp the enclosed copy of this letter and return it in the self-addressed, postage-paid envelope enclosed herewith.

Very truly yours,

Barbara Stamm

Barbara Stamm
Legal and Regulatory Compliance Representative
Direct Dial: 414-607-5778

BS:gem
Enclosures

5 July 2005

Nine month report (Q3) 2004/05 for the Chr. Hansen Group

Bracketed figures refer to comparative figures from last year

ALK-Abelló – Allergy Vaccines

- Revenue increased by 14% in local currencies. Revenue amounted to DKK 913 million (809)
- EBITA for the core business increased by 55% and was DKK 200 million (129)
- Pipeline costs amounted to DKK 130 million (139)
- Total EBITA was DKK 70 million (minus 10)
- For the 2004/05 financial year, organic growth in the core business is now forecast at ap-proximately 12% against the previous forecast of 8-10%. Pipeline costs are expected to be slightly below the 2003/04 level. Total EBITA is therefore now forecast at approximately DKK 20 million against the previous forecast of a loss of approximately DKK 15 million. Thus, ALK-Abelló will reach break-even a year earlier than previously expected
- At the end of June 2005, ALK-Abelló took over the activities of the French company Allerbio

Chr. Hansen – Food Ingredients

- Chr. Hansen has been sold to PAI partners for DKK 8.2 billion on a debt free basis. Closing awaits the approval of the competition authorities
- Revenue increased by 4% in local currencies. Overall, exchange rates fell by 2%, and in DKK-terms revenue amounted to DKK 2,543 million (2,504)
- The EBITA margin was 11.7% (11.7). EBITA amounted to DKK 298 million (294)
- For the 2004/05 financial year, the revenue forecast is retained at DKK 3,450 million, and the EBITA margin forecast is retained at approximately 13.0%

Chr. Hansen Group

- Revenue increased by 4% to DKK 3,456 million (3,313) with an organic growth rate of 6%
- Profit from ordinary activities before tax increased by 69% to DKK 254 million (150)
- Net profit for the period attributable to Chr. Hansen Holding A/S was DKK 130 million (47) including a DKK 15 million write-back attributable to the settlement of the Serbian claim
- Net interest-bearing debt was reduced by DKK 18 million to DKK 2,275 million
- For the 2004/05 financial year, the forecast of profit from ordinary activities before tax is now DKK 275-295 million against the previous forecast of DKK 240-260 million as a result of the increased forecast for ALK-Abelló. This forecast will be reduced by the profit of Chr. Hansen from the closing until the end of the financial year
- The sale of Chr. Hansen is expected to have a positive impact of approximately DKK 4.2 bil-lion on profit after tax


Improving the quality of food and health
for people all over the world

Chr. Hansen announces winner of Explore 2005 RFP Program

06-07-2005

Chr. Hansen announces that it has selected the proposal from Dr. Andrew Van Kessel of the University of Saskatchewan in Chr. Hansen's Explore 2005 Request for Proposal grant program. Dr. Van Kessel's research project is "Microbial programming: The effect of early microbial colonization on post-weaning performance and pathogen resistance in the pig."



From the left: Steve Johnson (Director of Marketing, Chr. Hansen), Dr. Van Kessel and Jim Dodson (VP of Sales, Chr. Hansen)

"The quality of all the submitted proposals made the final decision very challenging for our external Swine Advisory Group and our internal Research, Development, and Application staff," stated Steven Johnson, Marketing Director for Animal Health and Nutrition at Chr. Hansen. "Our selection team felt Dr. Van Kessel's proposal did much to advance the understanding of microbial usage in swine production."

The project
Using a new molecular diagnostic technology developed by Dr. Van Kessel's research group that gives more sequence diversity to distinguish bacterial strains in the gut, the project investigates the effect of postnatal bacterial colonization on intestinal morphology, inflammation, and absorptive and digestive function in the postweaning pig. The project is the doctorate work of Ben Willing, a student of Dr. Van Kessel.

Chr. Hansen's Explore Research Proposal Funding Program, initiated in 2003, funds university research projects that can help improve the understanding of microbials and how they work in production enhancement, feed treatment, animal health, and food safety.

"Chr. Hansen is a research-oriented company," explains Mr. Johnson. "We work with and build on the insights, experiences, and knowledge of university researchers to develop science based, effective products for the livestock producer."

For further information please contact
Linda Sweek, tel.: 414-607-5818, e-mail: Linda.Sweek@chr-hansen-us.com

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Chr. Hansen Obtains Final EU Registration of BioPlus® 2B for Calves

18-07-2005

Chr. Hansen A/S has obtained final EU approval and registration of BioPlus 2B for calves. The final approval confirms that BioPlus 2B is an effective and safe alternative to antibiotic growth promoters.



After reviewing the efficacy documentation submitted by Chr. Hansen, the Commission of the European Union has granted final registration for BioPlus 2B as a feed additive for calves.

To obtain final registration the EU requires efficacy trials showing statistically significant ($P<0.05$) improvements in the relevant animal category. The EU approval for the use of BioPlus 2B for calves has been awarded based on feeding trials which demonstrated in-creased daily liveweight gains. The inclusion of BioPlus 2B in the feed resulted in statisti-cally significant ($P<0.05$) increases in daily liveweight gain in the range of 8 to 22 %.
The trials were carried out at independent research institutes in in several countries of the EU EU, where the beneficial effect of BioPlus 2B was demonstrated under different climatic and management conditions.

"Compared to the untreated control groups, calves fed with BioPlus 2B showed an increased and more uniform daily liveweight gain. When the calves are more uniform in weight the housing facilities can be utilized more efficiently, which is an added economic benefit for farmers" says Steffen F. Hansen, Trial Specialist.

BioPlus 2B is a heat-tolerant in-feed probiotic, which has a beneficial effect on the microbial balance in the gastro-intestinal tract of farm animals. The improved balance of the intestinal flora leads to better feed utilization and faster growth.

For more information on BioPlus® 2B and other Chr. Hansen products for animal health and nutrition please contact:
Peter Kürti, Marketing Manager Tel.: + 45 45 74 76 87
E-mail: Peter.Kurti@dk.chr-hansen.com

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CHR HANSEN

Chr. Hansen, Inc.

9015 West Maple Street
PO Box 14428
Milwaukee, WI 53214 - 4298

Phone: 414-607-5700
800-558-0802
Fax: 414-607-5709
www.chr-hansen.com

July 19, 2005

Contact: **Linda Sweek**
Communications & PR Manager
Chr. Hansen, Inc.
414-607-5818
Linda.Sweek@chr-hansen-us.com

Peter Kürti
Marketing Manager
Animal Health & Nutrition
Chr. Hansen A/S
+45 45 74 76 87
Peter.Kurti@dk.chr-hansen.com

Chr. Hansen is co-organizer of the first international seminar on microbials in animal nutrition

Milwaukee, Wisconsin – The first international seminar on "Probiotics in Animal Nutrition" will take place September 4-6, 2005 in Rome, Italy. The seminar is a part of the 3rd Probiotics, Prebiotics and New Foods Congress. As a member of the European Probiotic Association (EPA), Chr. Hansen is co-organizer of the seminar, which is a forum where the latest advances and updates in the field of microbials will be presented and shared.

Direct fed microbials are the solution

"The purpose of the seminar in Rome is to promote the direct fed microbial concept, and increase awareness and use in animal nutrition among producers and nutritionists," says Steve Johnson, Director of Marketing for Chr. Hansen Animal Health & Nutrition in North America. "The EU-registration of feed microbials is proof that these products can be a reliable solution to improving animal production."

The use of antibiotic growth promoters in animal feed will be banned in the European Union in 2006. Mr. Johnson further explains that it is important that the animal production industry is educated about direct fed microbials and can make an informed choice based on credible information.

"As the leading producer of microbials, it is natural that we support the seminar and that our company is present there as well," he concludes.

The 3rd Probiotics, Prebiotics and New Foods Congress takes place at Università Urbaniana, Terminal Gianicolo, Via Urbano VIII, 00165 Rome, on September 4-6, 2005. More info can be found at http://www.ideacpa.com/popup/5_3prob/index.html.

Operating from facilities in thirty countries worldwide, Chr. Hansen is a global biotechnology company that provides ingredients to the food, dairy, human health and nutrition, and animal health industries. Based on intensive research, Chr. Hansen works to improve the quality of food and health for people all over the world. The company is a primary supplier of cultures, probiotics, enzymes, colors, flavors, seasonings, sweeteners, and tablet coatings and excipients, which are applied in foods and beverages, pharmaceuticals, dietary supplements, and agricultural products. For more information, visit www.chr-hansen.com.

###

CHR HANSEN

Chr. Hansen, Inc.

9015 West Maple Street
PO Box 14428
Milwaukee, WI 53214 - 4298

Phone: 414-607-5700
800-558-0802
Fax: 414-607-5959
www.chr-hansen.com

July 21, 2005

Contact: Linda Sweek
Communications & PR Manager
Chr. Hansen, Inc.
414-607-5818
Linda.Sweek@chr-hansen-us.com

Chr. Hansen will give three "how to" formulation talks at upcoming Prepared Foods R&D Conference

Milwaukee, Wisconsin – At the upcoming Prepared Foods R&D Conference, to be held in Oak Brook, Illinois on September 19-20, 2005, three specialists from Chr. Hansen will present on formulation challenges for dairy, and on the ingredient functionality of colors and sweeteners. The Prepared Foods R&D Conference is a "how to" applications-oriented event for food and beverage formulators.

Manufacturers are looking for ways to accelerate cheese flavor development in natural cheese or to increase cheese flavor intensity in formulated cheeses, and technological advancements now are allowing more and better choices for tailoring flavor profiles. On Monday, September 19 during the R&D Conference's formulation challenges track, David Burrington, Director of Marketing for dairy at Chr. Hansen, will tell attendees how to "Unlock the potential for flavor in natural and processed cheese." The presentation will focus on the advancement in understanding technologies related to cheese flavors that allow manufacturers to customize flavor profiles to meet customer needs.

The track on Tuesday, September 20, is focused on specific ingredient functionality applications. Byron Madkins, Director of Applications for color at Chr. Hansen, will discuss "Designing color systems for applications." In formulation, how a color will be applied and introduced into the food is often overlooked, and colors in their most basic form may not be ideal. For example, a powder or liquid colorant could be used to coat a confectionary product, however a color system in which colorants are predispersed into sugar syrup and then applied to the candy, can dramatically improve the color's performance and functionality. Mr. Madkins will summarize the various formulation concepts available, and discuss how each of these systems can much improve the introduction, performance, and functionality of colors in application.

Kevin Ramsey, Director of Technical Services at Chr. Hansen, will present "Sweeteners 101," which will compare different alternative natural sweeteners, as well as discuss production, unique functional properties, composition, sensory characteristics, and applications. Sweetness is often the number one reason for consumer acceptance along with overall flavor. While most sweetness in foods comes from refined table sugar, alternative natural sweeteners like rice syrup, molasses, and malt extract have unique flavor, color, functionality, and nutritional profiles that make them highly desirable. Mr. Ramsey's discussion will be a primer on natural sweeteners, and provide an overview of the usefulness of these products in many kinds of food products.

Operating from facilities in thirty countries worldwide, Chr. Hansen is a global biotechnology company that provides ingredients to the food, dairy, human health and nutrition, and animal health industries. Based on intensive research, Chr. Hansen works to improve the quality of food and health for people all over the world. The company is a primary supplier of cultures, probiotics, enzymes, colors, flavors, seasonings, sweeteners, and tablet coatings and excipients, which are applied in foods and beverages, pharmaceuticals, dietary supplements, and agricultural products. For more information, visit www.chr-hansen.com.

###

29 July 2005

The sale of the ingredients business Chr. Hansen to PAI partners is now closed. Changes in corporate management of Chr. Hansen Holding A/S

Closing
On April 29, 2005, Chr. Hansen Holding A/S entered into a conditional agreement with PAI partners to sell its ingredients business Chr. Hansen. The selling price totals DKK 8.2 billion.

The sale was subject to approval by the shareholders of Chr. Hansen Holding A/S, which was received at an extraordinary general meeting on May 31, 2005, as well as to approval by several competition authorities.

These approvals have now been received, and the sale was closed today.

As previously announced, the transaction is expected to have a positive effect of approximately DKK 4.2 billion on the company's profit after tax.

Pursuant to the authorisation granted by the extraordinary general meeting on May 31, 2005, the Board of Directors of Chr. Hansen Holding A/S intends to distribute excess capital back to the shareholders as soon as possible following the audit which is carried out in connection with the preparation of the annual accounts for 2004/05. The Board of Directors will publish an announcement approximately two weeks before extraordinary dividend is paid out.

Changes in corporate management of Chr. Hansen Holding A/S
As of today, Executive Vice Presidents Lars Frederiksen, Leif Nørgaard, Peter Olesen and Hans Thorkilgaard have resigned from the corporate management of Chr. Hansen Holding A/S, but they will continue in the corporate management of Chr. Hansen A/S under the ownership of PAI partners.

Stockwise
Susanne Grøn and Svend Laulund, board members of Chr. Hansen Holding A/S elected by the employees, have resigned from the board of directors as of today as they were elected by the employees of Chr. Hansen A/S.

Following the sale of Chr. Hansen, Chr. Hansen Holding A/S (and thus the Chr. Hansen Group) will be a pure pharmaceutical company in the area of allergy treatment through its subsidiary ALK-Abelló A/S. On this background, Erik Sørensen, President and CEO of the Chr. Hansen Group since 1995, will resign his position as of August 15, 2005.

As of August 15, 2005, Jens Bager, President and CEO of ALK-Abelló A/S, will also assume the position of President and CEO of Chr. Hansen Holding A/S.

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CHR HANSEN

Chr. Hansen, Inc.

9015 West Maple Street
PO Box 14428
Milwaukee, WI 53214 - 4298

Phone: 414-607-5700
800-558-0802
Fax: 414-607-5709
www.chr-hansen.com

August 10, 2005

Contact: **Linda Sweek**
Manager, Communications & PR
Chr. Hansen, Inc.
414-607-5818
Cell phone: 414-559-5713
Linda.Sweek@chr-hansen-us.com

Chr. Hansen introduces organic ingredient portfolio

More consumers are choosing organic food products, and manufacturers are trying to meet this growing demand. However, finding organic ingredients that perform consistently and conveniently in formulation can be difficult for manufacturers. Chr. Hansen introduces an organic ingredient portfolio that is complex and functional.

Milwaukee, WI – The organic market is growing at about 20 percent annually, creating a rise in demand for organic ingredients. Sourcing and formulating organic ingredients can present challenges and unexpected results for food processors, as organic ingredients can significantly impact the product development process, as well as the finished product quality and shelf life.

Chr. Hansen joins the market and introduces an ingredient portfolio of colors, flavors, seasonings, and dairy and probiotic cultures for use in foods labeled "made with organic ingredients," as defined by the National Organic Program (NOP). For these applications, the company formulates its ingredient products to be NOP compliant, which is a self-assessment that involves a thorough review of its suppliers and processes that include purchasing, regulatory, development, and manufacturing.

Organic colors must be derived from natural sources, which can make them less stable and more difficult to produce specific hues. As the world market leader in natural colors, Chr. Hansen has developed a range of hues that are acid, heat, and light stable in organic foods and beverages. Some of these colors also can be used as phytonutrients.

Flavors allowed for use in organic foods must be from nonsynthetic sources, and must not be produced using synthetic solvents and carrier systems or any artificial preservative. Chr. Hansen formulates customized flavors and seasonings that meet not only the client's organic needs, but functional and taste requirements as well.

Chr. Hansen's NOP compliant dairy cultures for use in organic cheese, yogurt, and other fermented milk products offer acidification, gas formation, flavor, texture, and phage resistance characteristics.

The company's prèmier probiotic cultures for dairy, BB-12® *Bifidobacterium* and LA-5® *Lactobacillus acidophilus*, are also NOP compliant. These cultures have proven to exert certain health benefits, and can be used in a variety of applications such as yogurt and smoothies.

Within the different global food industry markets, organic regulations and standards can vary widely. Chr. Hansen offers customers assistance on these issues, from the USA's NOP to the European Union and other regional standards.

To help food manufacturers understand the organic industry, Chr. Hansen has produced a new informational piece that also introduces its formulation and ingredient solutions for organic foods. To request this or additional information, contact the company at 800-558-0802 or Innovations@chr-hansen-us.com.

Operating from facilities in over thirty countries worldwide, Chr. Hansen is a global biotechnology company that provides ingredients to the food, dairy, pharmaceutical, nutrition, and animal health industries. Based on intensive research, Chr. Hansen works to improve the quality of food and health for people all over the world. Chr. Hansen is a primary supplier of cultures, enzymes, colors, flavors, and seasonings, which are applied in foods, beverages, and agricultural products. For more information, visit www.chr-hansen.com.

###

CHR HANSEN
Group

Stockwise

Chr. Hansen Holding A/S

6 - 8 Bøge Allé
P.O. Box 408
DK-2970 Hørsholm
Denmark

Phone : +45 45 74 74 45
Fax : +45 45 74 86 07
www.alk-abello.com
Reg.No. : CVR 61 06 95 18
Bank : Danske Bank

To: The Copenhagen Stock Exchange
From: Chr. Hansen Holding A/S

TRANSLATION

Cash settlement of warrants in Chr. Hansen Holding A/S

The former Corporate Management's warrant plan included a provision to the effect that a divestment of a significant part of the business activities of Chr. Hansen Holding A/S would make all warrants vest, and that the Board of Directors could demand that the warrants be exercised. The Board of Directors has now passed such a resolution and has concurrently offered the members of the Corporate Management a cash settlement of the value of the warrants, which they have accepted.

The cash settlement price has been calculated using the average price of Chr. Hansen Holding's shares during the period from August 1 to August 12, 2005. The settlement amount, DKK 121.3 million, was included in the extraordinary profit after tax of approximately DKK 4.2 billion announced on July 29, 2005 in connection with the divestment of Chr. Hansen Ingredients.

Hørsholm, August 16,200 5

CHR. HANSEN HOLDING A/S

Jørgen Worning
Chairman

Any inquiries concerning this announcement should be addressed to Jørgen Worning, Chairman of the Board of Directors, on tel +45 4576 7405.

CHR HANSEN

Chr. Hansen, Inc.

9015 West Maple Street
PO Box 14428
Milwaukee, WI 53214 - 4298

Phone: 414-607-5700
800-558-0802
Fax: 414-607-5704
www.chr-hansen.com

August 17, 2005

Contact: **Linda Sweek**
Communications & PR Manager
Chr. Hansen, Inc.
414-607-5818
Linda.Sweek@chr-hansen-us.com

Chr. Hansen focuses on evolving process cheese market with new Marketing Director appointment

Milwaukee, Wisconsin – Although the annual growth of the food industry is around two percent, certain segments are growing more rapidly than others. Chr. Hansen announces that it is focusing on the process cheese segment, which is evolving and growing in correlation to the foodservice market, another prime focal point of the company.

Chr. Hansen has a broader definition of process cheese, defining it as cheese that is processed in any way. According to Chr. Hansen, there is a growing demand for top quality dairy flavors for process cheese due to changes in manufacturing processes, and the improved consumer perception of these food products. As a market leader within the dairy industry, the international food ingredients company has been supplying flavors for process cheese for a number of years, and now with a focused approach hopes to double these sales in the next couple of years.

To concentrate on the dynamic process cheese market, Chr. Hansen appoints Nachi Adaikalavan to the new position of Director of Marketing, Process Cheese. With an emphasis on dairy flavors, his responsibilities are to develop and implement strategies for the global process cheese market, and to ensure the availability of products that meet reactive and proactive customer needs.

"Chr. Hansen's product portfolio stands out in terms of innovation, service, and quality," states Mr. Adaikalavan. "Because of our global knowledge of the cheese and fermented milk markets and trends, and our well established network within these segments, we can offer customers process cheese concepts and solutions that succeeds in their specific regions."

Mr. Adaikalavan has been with Chr. Hansen for 10 years, holding application, technical sales, sales management, business development, and marketing management positions in Australia, Denmark, and the United States. With this broad international experience, his new responsibilities include cross pollination of trends from one global region to another, and identifying future trends. He also will support Chr. Hansen's sales organization globally in selected markets for growth and expansion in the process cheese industry, and will manage new product launches.

Chr. Hansen provides flavors, seasonings, colors, cultures, enzymes, and antimicrobials for the process cheese industry. The company's portfolio highlights natural enzyme modified dairy

ingredients specifically designed to flavor process cheese, and includes Cheddar, Swiss, Romano, Parmesan, and Provolone cheese varieties.

Operating from facilities in thirty countries worldwide, Chr. Hansen is a global biotechnology company that provides ingredients to the food, dairy, human health and nutrition, and animal health industries. Based on intensive research, Chr. Hansen works to improve the quality of food and health for people all over the world. The company is a primary supplier of cultures, probiotics, enzymes, colors, flavors, seasonings, sweeteners, and tablet coatings and excipients, which are applied in foods and beverages, pharmaceuticals, dietary supplements, and agricultural products. For more information, visit www.chr-hansen.com.

###


Improving the quality of food and health
for people all over the world

Novel silage inoculant to improve the world's largest fermentation process

18-08-2005



Chr. Hansen is proud to launch Biomax® GP, a new, efficient way of safeguarding the nutritional value of silage. Biomax GP contains selected strains of naturally occurring lactic acid bacteria that serve to rapidly and efficiently preserve the nutrients in silage. The improved silage fermentation promises to generate economic benefits for farmers.

Silage is the world's largest fermentation process. Each year more than 800 billion kg of silage is made from forage crops to provide feed for dairy cows and beef cattle. Ensilage is a natural fermentation process in which lactic acid, produced by naturally occurring bacteria on the forage, inhibits the growth of spoilage microorganisms and thus preserves the silage's valuable nutrient contents. Moreover, silage production is the most economically efficient way of preserving feedstuff for feeding during times of the year when forage crops do not grow.

"However," - explains Dr. David Seale, Chr. Hansen's expert on silage production - "the indigenous lactic acid bacteria on the forage are not always the most efficient or best types for producing lactic acid and often they are not present in sufficiently high numbers to ensure good fermentation."

"Grass and lucerne (alfalfa) are the two most difficult forages to ensile successfully, without the use of an additive, therefore, we have carefully sought out and selected strains of lactic acid producing bacteria, which serve to rapidly lower the pH value and improve the fermentation process of grass and lucerne silages. Our newest inoculant, Biomax GP, combines our two most powerful acidifying strains to enhance preservation of grass and lucerne silages," continues Dr. Seale. In addition to improving fermentation, Biomax GP also reduces the risk of loss, increases silage digestibility and maximizes animal performance, which in turn will generate substantial and consistent returns on investment.

For more information, please contact:
Dr. David Seale
Tel.: +44 (0)1488 689800
e-mail: David.Seale@GB.Chr-Hansen.com

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Improving the quality of food and health
for people all over the world
CHR HAN

Control and flavor for high alcohol reds

30-08-2005

Consumers want powerful red wines with high alcohol. Now, the producers are handed new tools to control the process.

Chr. Hansen has extended the range of flavor enhancing yeast blends with two new solutions for making medium to full bodied red wine - even in high alcohol wines of up to 17 % vol. The two new blends, RHYTM.nsac and MELODY.nsac, help producers enhance flavors and complexity in their wines and give them superb control of the alcoholic fermentation.

"The way we drink wine is changing fast and consumers of today want smooth, powerful, high alcohol wines, often to be enjoyed without food. Now, the producers are handed the tools to keep up with consumers," says Peter Sommer, head of Wine Technology Research at Chr. Hansen.

During the last year wineries in both France and the USA have made trials with the new yeast blends and reactions have been very positive. RHYTM.nsac and MELODY.nsac are particularly recommended for grape varieties like Merlot, Cabernet Sauvignon Shiraz and Zinfandel.

First in the world with new type of blends
The two new solutions, RHYTM.nsac and MELODY.nsac, are blends blends of non-Saccharomyces yeasts and a high alcohol resistant Saccharomyces cerevisiae strain MERIT.ferm - the engine for driving the alcoholic fermentation to completion.

RHYTHM.nsac consists of a unique blend of MERIT.ferm and Kluyveromyces thermotolerans. MELODY.nsac consists of a unique blend of MERIT.ferm, Kluyveromyces thermotolerans, and Torulaspora delbrueckii.

Last year, Chr. Hansen became the first to introduce flavor-enhancing blends of S. cerevisiae and so-called non-Saccharomyces yeast species to the wine industry. The blends ensure a reliable alcoholic fermentation by the presence of S. cerevisiae, and carefully selected non-Saccharomyces yeast species for flavor enhancement.

The first two yeast blends launched in 2004, HARMONY.nsac and SYMPHONY.nsac, have been well received by the industry world wide for what the products promised to deliver: Safe and reliable alcoholic fermentation, enhanced flavors and excellent compatibility Chr. Hansen's range of malolactic bacteria.


Recommendations for use of Non-Saccharomyces yeast products in wine
CHR HANSEN
Max. alcohol levels
White wine
Red wine
17
15
RHYTHM.nsac
MELODY.nsac

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The world's largest dairy culture factory opens in France

01-09-2005

On September 1, 2005, the global ingredient manufacturer, Chr. Hansen, celebrates the conclusion of a large construction project, which has resulted in new laboratories, offices, and not at least an expansion of the existing dairy culture factory in Arpajon, France. The larger factory has a production capacity double of the original plant. The construction budget is DKK 120 million.



"In spite of rising competition, Chr. Hansen continues to play a key role in the majority of dairy products, which can be found on the shelves in supermarkets. From a marketing point of view, we have moved ahead of the competition over the past couple of years, and we intend to do everything to keep that position," says Lars Frederiksen, CEO and President at Chr. Hansen.

Chr. Hansen produces cultures at its factories in Denmark, the US, Germany and France. It is at the existing site in Arpajon - located approximately an hour's drive from Paris, by the Orge river - that Chr. Hansen has build new laboratories, offices and not at least has expanded the existing factory for dairy cultures. On September 1., the inauguration of what is now the world's largest factory of its kind will be celebrated.

"The new factory is state-of-the-art. We have taken all the best characteristics from our existing factories and made this one better, larger and more automated," explains Lars Frederiksen. The new factory operates at double the capacity of the initial Chr. Hansen factory.

Frederiksen notes that the reason for expanding the factory in Arpajon is consistent with Chr. Hansen's on-going goal of being close to its clients.

"We have a large client base in France, and also there is room for yet another fermentor at the factory," Frederiksen states.

Demand for dairy cultures increasing
In Arpajon Chr. Hansen manufactures approximately 200 different lactic acid cultures. In particular, cultures produced for use in dairy products have been the fastest growing market within food ingredients over the past couple of years. Chr. Hansen boasts 40% of the revenues in this market.

Chr. Hansen, headquartered in Hørsholm, Denmark, produces functional ingredients for the food industries. While, the increase in demand for food ingredients is currently a modest 2%, the demand for cultures has been rising at nearly double that rate.

"We built the extension of our factory in response to the rapid growth in sales of dairy cultures, and to meet the concurrent market demands," says Frederiksen.

Knud Vindfeldt, Vice President of Marketing of Cultures adds:

"What we are experiencing right now is the result of our strategic and goal-oriented efforts that we have made vis-à-vis the food industry over the past 5 to 10 years. It is innovation, ambition and hard work that have driven us to where we are today, not simply a single key product or positive growth within a specific segment. The growth we are witnessing now is widely spread across many countries, segments and industries, and we have only seen the tip of the iceberg."

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To obtain further information, please contact:
Lars Frederiksen
President and CEO
Phone: +45 45 74 74 35
Email: lars.frederiksen@dk.chr-hansen.com

Knud Vindfeldt
Vice President, Cultures
Phone: +45 74 74 02
Email: knud.vindfeldt@dk.chr-hansen.com

Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474


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Probiotics: 2nd generation products will expand market

15-09-2005

Probiotics is already a very successful ingredient in modern, functional foods. The market, however, seems set to expand even further as market leader Chr. Hansen now takes the beneficial bacteria beyond yoghurt.

Fresh, chilled beverages, such as orange juice, are very likely candidates for frontrunner in the next probiotic market development.

"The door is now open to a whole new range of possibilities for food producers around the world. I find it very realistic that we will see the first probiotic fruit juices and drinking milks on breakfast tables before the end of 2005," says Mr. Hans Christian Bejder, Marketing Manager for Probiotics from Chr. Hansen.

The key to the development of the second generation probiotic products is a special Direct, Liquid Inoculation system. It allows food producers to add the probiotic bacteria directly to the finished food product.



First to present a solution

In a standard production run, the heat treatment of the beverage would kill the live, probiotic bacteria. With Chr. Hansen's new Direct, Liquid Inoculation solution the healthy bacteria can be added to the milk or juice in a closed and perfectly clean system. This will make it possible for producers to make safe probiotic beverages in a flexible manner and using their existing equipment.

"Researchers and food companies all over the world have long been looking for a way to overcome this obstacle, but so far without much luck. So naturally, I am very pleased that we became the first to present a suggestion for a viable solution," Hans Christian Bejder says.

The new way to use probiotics has been developed by Chr. Hansen and Tetra Pak in close cooperation. It utilizes the aseptic dosing system Flex Dos from Tetra Pak.

For more information about probiotic bacteria from Chr. Hansen, please contact:
Hans Christian Bejder, Marketing Manager for Probiotics: +45 4574 7404, HansChristian.Bejder@dk.chr-hansen.com,
or
Ole Lindhardt, Journalist, +45 4574 7427, cell phone +45 2249 5157, or Ole.Lindhardt@dk.chr-hansen.com

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